                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934

                       INTEGRATED PROCESS EQUIPMENT CORP.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    45812K108
                                 (CUSIP Number)

                                 ROGER K. MARACH
                          SPEEDFAM INTERNATIONAL, INC.
                              305 NORTH 54TH STREET
                             CHANDLER, ARIZONA 85226
                                 (602) 705-2105
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 19, 1998
                          (Date of Event which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP NO. 45812K108

(1)      Name of Reporting Person.
         S.S. or I.R.S. Identification Nos. of Above Person.

         SpeedFam International, Inc.

(2)      Check the Appropriate Box if a Member of a Group.  (See Instructions).
                                                                    (a)      [ ]
                                                                    (b)      [ ]

 (3)     SEC Use Only.

(4)      Source of Funds (See Instructions)

         WC

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                               [ ]

(6)      Citizenship or Place of Organization.
         Illinois

                   (7)      Sole Voting Power.
                         3,550,450 (1)

    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH

                   (8)      Shared Voting Power.
                            0

                   (9)      Sole Dispositive Power.
                        3,550,450 (1)

                   (10)     Shared Dispositive Power.
                            0

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person.
     3,550,450 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). [ ]

(13)     Percent of Class Represented by Amount in Row (11).
     16.6% (2)

(14)     Type of Reporting Person (See Instructions).
     CO

(1) The shares of common stock of Integrated Process Equipment Corp. (the "Issuer") covered by this report are purchasable by SpeedFam International, Inc. ("SpeedFam") upon exercise of an option granted to SpeedFam pursuant to the Stock Option Agreement dated as of November 19, 1998, and described in Item 4 of this Schedule 13D. Prior to the exercise of the option, SpeedFam is not entitled to any rights as a stockholder of the Issuer as to the shares covered by the option. The option is only exercisable upon the happening of certain events. In the event the stock option becomes exercisable and is exercised in full, SpeedFam will have voting power with respect to that number of shares equal to 19.9% of the then outstanding shares of common stock of the Issuer, which, based upon the 17,841,457 shares of the Issuer outstanding as of November 2, 1998, equals 3,550,450 shares of common stock of the Issuer. The number of shares issuable upon exercise of the option shall be adjusted in the event that any additional shares of the Issuer are issued. Due to the contingent nature of the option, as of the date of this Schedule 13D, SpeedFam disclaims beneficial ownership of the shares subject to the option.

(2) Adjusted to reflect the issuance by the Issuer of 3,550,450 shares of common stock of the Issuer upon exercise of the option as described herein.

ITEM 1. SECURITY AND ISSUER.

         The class of securities to which this statement relates is Common Stock, $.01 par value, of Integrated Process Equipment Corp. (the "Issuer"), a Delaware corporation. The address of the Issuer's principal executive offices is 911 Bern Court, Suite 110, San Jose, California 95112.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by SpeedFam International, Inc. ("SpeedFam"), an Illinois corporation, whose principal business is the design, development, manufacturing, marketing and servicing of chemical mechanical planarization, or "CMP," systems used in the fabrication of semiconductor devices as well as other high throughput precision surface processing systems used in the fabrication of thin film memory disk media, semiconductor wafers and general industrial components. In addition, SpeedFam markets and distributes slurries and parts and expendables used in its customers' manufacturing processes. SpeedFam's processing systems include polishing, grinding, lapping, and pre-deposition cleaning equipment. SpeedFam's principal executive offices are located at 305 North 54th Street, Chandler, Arizona 85226.

         Set forth in Schedule A is a list of each of SpeedFam's directors and executive officers, as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their business address and their respective citizenship. During the past five years neither SpeedFam nor, to SpeedFam's knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the past five years neither SpeedFam nor, to SpeedFam's knowledge, any person named in Schedule A to this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         If SpeedFam exercises the stock option described below, it currently anticipates that the funds needed to pay the exercise price will come from working capital.

ITEM 4. PURPOSE OF TRANSACTION.

         On November 19, 1998, SpeedFam and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") among SpeedFam, the Issuer, and SpeedFam, Inc., a Delaware corporation and a wholly-owned subsidiary of SpeedFam (the "Merger Sub"). Pursuant to the Merger Agreement, and subject to the conditions set forth therein (including approval of the transactions by the shareholders and stockholders, respectively, of SpeedFam and the Issuer), Merger Sub will be merged with and into the Issuer (the "Merger"). At the effective time of the
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CUSIP No. 45812K108                                                       Page 2


Merger the separate existence of Merger Sub will cease and the Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of SpeedFam.

         As an inducement to SpeedFam to enter into the Merger Agreement, the Issuer and SpeedFam entered into a Stock Option Agreement dated as of November 19, 1998, pursuant to which the Issuer granted SpeedFam the right, under certain conditions, to acquire shares of the Issuer's Common Stock up to a number of shares sufficient to give SpeedFam 19.9% of the Issuer's outstanding Common Stock as of the date the option is exercised, but in no event more than 19.9% of the issued and outstanding shares of the Issuer's Common Stock as of the date of timely issuance. The option is only exercisable upon the happening of certain events.

         The foregoing summaries of the Merger Agreement and the Stock Option Agreement are qualified in their entirety by reference to the Agreement and Plan of Merger and Stock Option Agreement filed as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D and incorporated herein in their entirety by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The stock option is not exercisable except upon the occurrence of certain events, which may or may not occur. Nothing herein shall be deemed to be an admission by SpeedFam as to the beneficial ownership of any shares of common stock of the Issuer, and, prior to exercise of the stock option, SpeedFam disclaims beneficial ownership of the shares subject to the stock option.

         5(a) Beneficial Ownership:

                  In the event the stock option becomes exercisable and is exercised in full, SpeedFam will beneficially own that number of shares equal to 19.9% of the then outstanding shares of common stock of the Issuer, which, based upon the 17,841,457 shares of the Issuer outstanding as of November 2, 1998, equals 3,550,450 shares of common stock of the Issuer.

         5(b) Sole Voting Power:

                  In the event the stock option becomes exercisable and is exercised in full, SpeedFam will sole voting power with respect to that number of shares equal to 19.9% of the then outstanding shares of common stock of the Issuer, which, based upon the 17,841,457 shares of the Issuer outstanding as of November 2, 1998, equals 3,550,450 shares of common stock of the Issuer.

         5(c) Transactions:

                  On November 19, 1998, SpeedFam and the Issuer entered into the Merger Agreement pursuant to which Merger Sub will be merged with and into the Issuer. At the effective time of the Merger the separate existence of Merger Sub will cease and the Issuer will continue as
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CUSIP No. 45812K108                                                       Page 3


the surviving corporation and as a wholly-owned subsidiary of SpeedFam. Consummation of the Merger Agreement is subject to the satisfaction or waiver of a number of conditions to closing.

         5(d) Not applicable.

         5(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


                  On November 19, 1998, SpeedFam and the Issuer entered into the Merger Agreement pursuant to which Merger Sub will be merged with and into the Issuer. At the effective time of the Merger the separate existence of Merger Sub will cease and the Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of SpeedFam. Consummation of the Merger Agreement is subject to the satisfaction or waiver of a number of conditions to closing.

                  As an inducement to SpeedFam to enter into the Merger Agreement, the Issuer and SpeedFam entered into a Stock Option Agreement dated as of November 19, 1998, pursuant to which the Issuer granted SpeedFam the right, under certain conditions, to acquire shares of the Issuer's Common Stock up to a number of shares sufficient to give SpeedFam 19.9% of the Issuer's outstanding Common Stock as of the date the option is exercised, but in no event more than 19.9% of the issued and outstanding shares of the Issuer's Common Stock as of the date of timely issuance. The option is only exercisable upon the happening of certain events.

                  As an inducement to the Issuer to enter into the Merger Agreement, the Issuer and SpeedFam entered into a Stock Option Agreement dated as of November 19, 1998, pursuant to which SpeedFam granted the Issuer the right, under certain conditions, to acquire shares of SpeedFam Common Stock up to a number of shares sufficient to give the Issuer 19.9% of SpeedFam's outstanding Common Stock as of the date the option is exercised, but in no event more than 19.9% of the issued and outstanding shares of SpeedFam Common Stock as of the date of timely issuance. The option is only exercisable upon the happening of certain events. The foregoing summary of the Stock Option
Agreement is qualified in its entirety by reference to the Stock Option Agreement filed as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1

                  Agreement and Plan of Merger by and among SpeedFam, the Issuer and SpeedFam, Inc. dated as of November 19, 1998 (filed as Exhibit 2.1 to SpeedFam's Current Report on Form 8-K dated November 23, 1998 (File No.
0-26784), and incorporated herein by reference).
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CUSIP No. 45812K108                                                       Page 4

         Exhibit 2

                  Stock Option Agreement dated as of November 19, 1998, by and between SpeedFam and the Issuer (filed as Exhibit 2.2 to SpeedFam's Current Report on Form 8-K dated November 23, 1998 (File No. 0-26784), and incorporated herein by reference).

         Exhibit 3

                  Stock Option Agreement dated as of November 19, 1998, by and between the Issuer and SpeedFam (filed as Exhibit 2.3 to SpeedFam's Current Report on Form 8-K dated November 23, 1998 (File No. 0-26784), and incorporated herein by reference).
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CUSIP No. 45812K108                                                       Page 5

         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    SPEEDFAM INTERNATIONAL, INC.

                                                    By: /s/ Roger K. Marach
                                                        ------------------------
                                                            Roger K. Marach,
                                                         Chief Financial Officer

                                                        Dated: November 30, 1998

                                   SCHEDULE A

        DIRECTORS AND EXECUTIVE OFFICERS OF SPEEDFAM INTERNATIONAL, INC.

         The names and principal occupation of each executive officer and director of SpeedFam International, Inc. are set forth below. For purposes of this Schedule 13D the business address of each person set forth below is SpeedFam International, Inc., 305 North 54th Street, Chandler, Arizona 85226.

                 Name                        Present Principal Occupation,                   Citizenship
                                             Including Name of Employer
James N. Farley                          Chairman of the Board of Directors     United States
                                         of SpeedFam.

Richard J. Faubert                       President, Chief Executive Officer     United States
                                         and Director of SpeedFam.

Makoto Kouzuma                           Vice Chairman of the Board of          Japan
                                         Directors of SpeedFam.

Roger K. Marach                          Treasurer and Chief Financial          United States
                                         Officer of SpeedFam.

Robert R. Smith                          Managing Director of SpeedFam          United Kingdom
                                         Limited.

Neil R. Bonke                            Director of SpeedFam, Director of      United States
                                         Electroglas, Inc., Sanmina Corp. and
                                         FSI International Inc.

Richard S. Hill                          Director of SpeedFam, Chairman of      United States
                                         the Board of Directors and Chief
                                         Executive Officer of Novellus
                                         Systems, Inc.

Dr. Stuart L. Meyer                      Director of SpeedFam, professor at     United States
                                         J.L. Kellogg Graduate School of
                                         Management, Northwestern University.

Robert M. Miller                         Director of SpeedFam, Director         United States
                                         Emeritus of Okuma America Corporation